Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 19 DATED AUGUST 4, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Second Amended and Restated Promissory Grid Note.

Second Amended and Restated Promissory Grid Note

On July 29, 2016, Fundrise Real Estate Investment Trust, LLC entered into a second amended and restated Promissory Grid Note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Second Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Second Amended and Restated Promissory Grid Note. The Second Amended and Restated Promissory Note replaces the earlier Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of March 28, 2016.

Availability

The Second Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Second Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of July 29, 2016, there was one other similar promissory grid note outstanding.

Collateral

The Second Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Second Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 2.5% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Second Amended and Restated Promissory Grid Note is due and payable on October 31, 2016.

The foregoing description of the Second Amended and Restated Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Second Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.